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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                             NewsEdge Corporation
                             --------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                 652 49 Q 10 6
                                 -------------
                                (CUSIP Number)


Lawrence S. Wittenberg, c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street,
-----------------------------------------------------------------------------
Boston, MA 02110
----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 6, 2000
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO. 652 49 Q 10 6              13D                   Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald L. McLagan
      S.S. ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,719,557

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,719,557

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,163,999

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.19%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 17, 1999 (the "Schedule 13D") by Donald L. McLagan (the "Filer"), with respect to the shares of common stock, par value $0.01, (the "NewsEdge Common Stock") of NewsEdge Corporation, a Delaware corporation ("NewsEdge"). The NewsEdge Common Stock directly owned by the Filer had been subject to the voting and disposition restrictions set forth in the Voting Agreement (the "Voting Agreement"), dated December 7, 1999 among NewsEdge, RoweCom Inc., a Delaware corporation ("RoweCom"), RoweCom Merger Corporation, a Delaware corporation and wholly-owned subsidiary of RoweCom ("RoweCom Merger Corporation"), Dr. Richard Rowe and the Filer. The Voting Agreement is described in Item 4 of the Schedule 13D.

   Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

   Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows.

ITEM 4.  PURPOSE OF TRANSACTION.

   (a) - (b) On March 6, 2000, NewsEdge, RoweCom and RoweCom Merger Corporation agreed to terminate the Agreement and Plan of Merger and Reorganization, dated as of December 7, 1999 (the "Merger Agreement"), by mutual consent. By virtue of the termination of the Merger Agreement, the Voting Agreement among NewsEdge, RoweCom, RoweCom Merger Corporation, Dr. Richard Rowe, RoweCom's Chief Executive Officer and Chairman of the Board and beneficial owner of approximately 16.8% of the outstanding common stock, $.01 par value, of RoweCom and the Filer, NewsEdge's former Chief Executive Officer and Chairman of the Board and beneficial owner of approximately 12.19% of the outstanding NewsEdge common stock, terminated simultaneously.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits:

1. Termination Agreement dated as of March 6, 2000 among NewsEdge Corporation, RoweCom Inc. and RoweCom Merger Corporation.

-----------------------                                  ---------------------
CUSIP NO. 652 49 Q 10 6              13D                   Page 4 of 4 Pages
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 16, 2000                /s/ Donald L. McLagan
                              ---------------------
                              Donald L. McLagan

                                                                       Exhibit 1

                             TERMINATION AGREEMENT
                             ---------------------

          TERMINATION AGREEMENT, dated as of March 6, 2000 (this "Agreement"), among ROWECOM INC., a Delaware corporation ("Parent"), ROWECOM MERGER CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and NEWSEDGE CORPORATION, a Delaware corporation (the "Company").

          WHEREAS, the parties hereto are parties to an Agreement and Plan of Merger and Reorganization, dated as of December 7, 1999 (the "Merger Agreement";
                                                              ----------------
capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Merger Agreement);

          WHEREAS, Section 12(a) of the Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Effective Time by the written agreement of each of Parent and the Company;

          WHEREAS, the Board of Directors of each of Parent and the Company has determined that it is in the best interests of their respective companies and shareholders to terminate the Merger Agreement, and has authorized the termination of the Merger Agreement pursuant to Section 12(a) thereof, upon the terms and subject to the conditions of this Agreement;

          NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

          SECTION 1.  Termination.  Effective immediately upon execution of this
                      -----------
Termination Agreement, the Merger Agreement is hereby terminated pursuant to
Section 12(a) thereof by the mutual written agreement of the parties thereto.

          SECTION 2.  Effect of Termination; Mutual Discharge and Waiver.  (a)
                      --------------------------------------------------
Except as expressly provided in this Agreement and notwithstanding Section 12(h) of the Merger Agreement, as a result of the termination of the Merger Agreement pursuant hereto, the Merger Agreement shall become void, and there shall be no liability under the Merger Agreement on the part of any party hereto or any of their respective affiliates, subsidiaries, directors, officers, employees, agents, financial and legal advisors and other representatives, and all rights and obligations of each party thereto shall cease, including, without limitation, the rights and obligations set forth in Sections 12 and 14.3 of the Merger Agreement and any liability for the willful or intentional breach of any representations, warranties, covenants or agreements contained therein.

          (b) All costs and expenses incurred in connection with this Agreement, the Merger Agreement, and the Voting Agreement (as defined below) or the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses or as otherwise agreed upon between the parties.

          (c) Each party hereto hereby releases each other party hereto and their respective directors, officers, shareholders, employees, agents, financial and legal advisors and other representatives from any and all liabilities and obligations, claims, causes of action and suits, arising out of or relating to the Merger Agreement, the Voting Agreement, and the transactions contemplated thereby, including, without limitation, any liability or obligation set forth in Sections 12 and 14.3 of the Merger Agreement and any liability or obligation arising out of any breach or alleged breach of any representation, warranty, covenant or agreement contained in the Merger Agreement or the Voting Agreement.

          SECTION 3.  Acknowledgment of Termination of Voting Agreement.  The
                      -------------------------------------------------
Parent and the Company each acknowledge that, by virtue of the termination of the Merger Agreement pursuant to Section 1 hereof, the Voting Agreement (the "Voting Agreement"), dated as of December 7, 1999, between the Parent, the Merger Sub, the Company, Donald L. McLagan and Dr. Richard R. Rowe shall simultaneously terminate in accordance with its terms.

          SECTION 4.  Public Announcements.  The initial press release
                      --------------------
concerning the execution and delivery of this Agreement and the termination of the Merger Agreement shall be a joint press release and shall be in the form of Exhibit A hereto.

          SECTION 5.  Confidentiality and Nondisparagement Agreement.
                      ----------------------------------------------

          (a) Notwithstanding anything contained in this Agreement or in the Merger Agreement to the contrary, the provisions of the confidentiality agreement between Parent and the Company (the "Confidentiality Agreement") shall survive in accordance with its terms. Parent and the Company each acknowledge the request made hereby of the other to return or destroy any proprietary information (as defined in the Confidentiality Agreement) as to which it is the receiving party, pursuant to the terms of such Confidentiality Agreement.

          (b) For a period of one (1) year commencing on the Effective Date, each party hereto agrees that it shall not disparage or in any way portray the other party or the other party's products, services or trade names, either directly or indirectly, in the form of oral statements, written statements, electronic communications or otherwise, in a negative light. Each party shall not make, direct others to make, suggest to others to make or otherwise directly or indirectly cause or assist others to make disparaging, false or misleading statements (whether in the form of oral statements, written statements, electronic or other communications), or engage in misleading conduct regarding the other party or the other party's products, services or trade names. Upon expiration of the one (1) year period set forth above, the parties' conduct with respect to the issues set forth in Section 5, shall be governed by applicable law.

          SECTION 6.  Governing Law.  This Agreement shall be governed by the
                      -------------
laws of the State of Delaware.

          SECTION 7.  Specific Performance.  The parties hereto agree that
                      --------------------
irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

          SECTION 8. Headings.  The descriptive headings contained in this
                     --------
Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 9.  Miscellaneous.  This Agreement can be modified or amended
                      -------------
only be a writing signed by the parties hereto. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


                  [Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                 ROWECOM INC.


                                 By:  /s/ Richard R. Rowe
                                      ------------------------------
                                      Name:  Richard R. Rowe
                                      Title: Chairman and
                                             Chief Executive Officer


                                 ROWECOM MERGER CORPORATION


                                 By:  /s/ Richard R. Rowe
                                      ------------------------------
                                      Name:  Richard R. Rowe
                                      Title: President


                                 NEWSEDGE CORPORATION


                                 By:  /s/ Donald L. McLagan
                                      ------------------------------
                                      Name:  Donald L. McLagan
                                      Title: Chairman and
                                             Chief Executive Officer

                                                                       Exhibit A
                                                                       ---------


                ROWECOM AND NEWSEDGE END ACQUISITION AGREEMENT;
                          MOVE AHEAD WITH PARTNERSHIP

WESTWOOD, Mass. and BURLINGTON, Mass.--(March 7, 2000) RoweCom Inc. (Nasdaq:
ROWE) and NewsEdge Corporation (Nasdaq: NEWZ), today jointly announced that they
----                                    ----
have agreed by mutual consent to terminate their acquisition agreement. Under the agreement, which was announced on December 7, 1999, RoweCom would have acquired NewsEdge Corporation in a stock transaction. The companies have chosen instead to move forward with a partnership that will enable the services of both companies to be integrated in ways that benefit their customers.

 . RoweCom intends to offer NewsEdge services to its clients to provide timely and customized business, technical and political news from hundreds of sources, contextually organized into NewsEdge Review(TM) topics.

 . Similarly, links embedded within NewsEdge stories would provide access to related kStore offerings from over 200,000 magazines and journals; 5,300 electronic journals; 4,000 market research reports and 12 million article abstracts and citations from RoweCom's vast catalog; as well as millions of books via RoweCom partners barnesandnoble.com and Books24x7.com.

The partnership is expected to financially benefit RoweCom and NewsEdge in two ways. First, by making both companies' services available to one another's client base, RoweCom and NewsEdge tap new distribution channels, expanding their respective potential user bases. Second, the addition of new services is expected to increase purchasing among existing clients with little incremental cost to the companies.

ABOUT ROWECOM

A first mover in business-to-business e-commerce, RoweCom Inc. develops and operates Web-based services that enable organizations to manage the acquisition of knowledge resources such as magazines, newspapers, journals and books. RoweCom's flagship services, Knowledge Store (kStore) and Knowledge Library (kLibrary), allow organizations to order, pay for and manage over 200,000 titles online as well as millions of discounted books via RoweCom partner barnesandnoble.com. With clients ranging from Fortune 1000 companies to academic libraries, RoweCom serves organizations with intensive knowledge requirements and high-volume purchases. Faxon, a long-established leader in academic information services, joined RoweCom in October 1999 to offer expanded Internet and e-commerce tools as well as new levels of control, convenience, and cost-savings to their clients. Faxon, RoweCom Academic and Biomedical Services, continues its role as an industry leader providing traditional print and e-journal services; budgeting and collection development solutions; high-quality personal service; and cutting-edge web-based services including Subscription Depot, License Depot, and Information Quest (IQ). The publicly held company (Nasdaq: ROWE) is headquartered in Westwood, Mass. and has offices in North America, Europe and Australia as well as a presence in South America, Japan and the Middle East. Visit the RoweCom Website at http://www.rowe.com.
-------------------

ABOUT NEWSEDGE CORPORATION

NewsEdge Corporation (Nasdaq: NEWZ) is the leader in global news and current
                              ----
awareness solutions for business. The Company's mission is to make news valuable for business by helping people find the most important, relevant stories from an overwhelming volume of daily news and enabling them to act on the most current information possible. NewsEdge's Enterprise unit serves approximately 1,400 organizations, including 43 of Business Week's 50 largest global companies with award-winning news and information solutions including NewsEdge Insight(TM), NewsEdge Live(TM), and NewsEdge Review(TM) topics. NewsEdge is headquartered in Burlington, Massachusetts with sales offices and distributors throughout North America, South America, Europe, Japan and the Middle East. For more information about NewsEdge Corporation, please visit the company's Web site at http://www.newsedge.com.
                      -----------------------

Except for the historical information contained herein, the matters discussed in this news release may contain forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. RoweCom's or NewsEdge's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in each company's respective SEC filings.

ROWECOM CONTACT                            NEWSEDGE CONTACT
Paul Burmeister                            Ron Benanto
RoweCom Inc.                               NewsEdge Corporation
(617) 497-5800                             (781) 229-3000
pburmeister@rowe.com                       ron.benanto@newsedge.com
---------------------
ROWECOM INVESTOR CONTACT                   ROWECOM MEDIA CONTACT
Gene Marbach                               Joanne Gallucci
Makovsky & Co                              Makovsky & Co
(212) 508-9645                             (212) 508-9648
Emarbach@makovsky.com                      Jgallucci@makovsky.com